Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Aéropostale, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of October, 2015.

ARIA PARTNERS GP LLC

By:	/s/ Edward Latessa
Edward Latessa, Managing Member

DANA D. MESSINA

By:	/s/ Dana Messina
Dana D. Messina